[WACHTELL, LIPTON ROSEN & KATZ LETTERHEAD]

February 10, 2010

Mr. Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:          West Coast Bancorp

Registration Statement on Form S-3

Filed December 21, 2009

File No. 333-163896

Dear Mr. Dundas:

Set forth below are responses of West Coast Bancorp (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated December 29, 2009 regarding the Resale Registration Statement on Form S-3 (the “Resale Registration Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 (the “Amendment”) to the Resale Registration Statement, and we have enclosed six courtesy copies of the Amendment marked to show changes from the Resale Registration Statement as filed on December 21, 2009.

The Staff’s comments, indicated in bold, are followed by responses on behalf of the Company.

General

1.             It appears that the company is ineligible to register the instant transaction on Form S-3, since the underlying common shares are not authorized and not currently outstanding.  Please amend on an appropriate form.  Refer to General Instruction I.B.3 of Form S-3.

Response:

The Staff is supplementally advised that the Company received on January 20, 2010 the requisite shareholder approvals for increasing the Company’s authorized shares of common stock to 250,000,000 (and, correspondingly, to increase the total number of authorized shares of all classes of stock from 60,000,000 to 260,000,000) and for issuing shares of Company common stock in connection with the conversion of the Company’s Mandatorily Convertible Cumulative Participating Preferred Stock, Series A (“Series A Preferred Stock”) and Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (“Series B Preferred Stock”) into Company common stock in accordance with the preferred stock’s terms.  Due to receipt of such shareholder approvals, (1) the shares of Series A Preferred Stock mandatorily converted into Company common stock on January 27, 2010, the Mandatory Conversion Date for the Series A Preferred Stock, and (2) shares of Series B Preferred Stock will convert into Company common stock upon transfer to a third-party transferee in a “widely dispersed offering” as defined in the Series B Preferred Stock’s terms.  The Company also advises the staff that, after giving effect to the conversion of the Series A Preferred Stock into 71,442,450 shares of common stock and the Company’s stock price, the Company is eligible for a primary offering on Form S-3.

2.             Please revise to include a section discussing the orders with the banking regulators, including the order entered on December 18, 2009, including all steps the company and the bank have made or intend to make in response to such orders.  Update all future amendments as necessary.  Do the same for registration statement no. 333-163880.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 12 of the Amendment. Registration Statement No. 333-163880 was also previously revised.

Selling Securityholders, page 31

3.             Please advise the staff whether each selling securityholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer.  Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response:

The Staff is supplementally advised that, based on representations made to us by the selling securityholders, none of the selling securityholders are broker-dealers and two of the selling securityholders (Stuart Sternberg and Goldman Sachs Investment Partners Master Fund) may be deemed affiliates of broker-dealers.  In addition, two other selling securityholders, Mutual Shares Financial Services Fund and Mutual Shares Fund (both of whom are affiliated with each other), have represented to us that while they are not affiliates of a registered broker dealer, they share an investment advisor who (1) is itself owned by a registered broker-dealer and (2) is an indirect wholly-owned subsidiary of an entity with subsidiaries that are registered broker-dealers.

Each of Stuart Sternberg, Goldman Sachs Investment Partners Master Fund, Mutual Shares Financial Services Fund and Mutual Shares Fund has indicated to us that (1) they acquired their securities as investments, (2) they purchased the securities to be resold in the ordinary course of business; and (3) at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

4.             For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response:

The Staff is supplementally advised that, based on representations made to us by each of the selling securityholders, none of the selling securityholders are registered broker-dealers.

5.             If any of the selling securityholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•      purchased the securities to be resold in the ordinary course of business; and

•      at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.  Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.  We may have further comment.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 34-36 of the Amendment in footnotes 8, 14, 26 and 27.  The revised disclosure indicates that the above conditions identified by the Staff are satisfied by the two selling securityholders who have  represented to us that they may be deemed affiliates of broker-dealers.  Those securityholders are Stuart L. Sternberg, who indicated to us that he owns a controlling interest in Trinity Derivatives Group, LLC (a broker-dealer), and Goldman Sachs Investment Partners Master Fund, who indicated to us that its general partner and investment manager are indirect, wholly owned subsidiaries of The Goldman Sachs Group, Inc., certain subsidiaries of which are registered broker-dealers.

6.             With respect to each selling securityholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act.  If not, you must identify the natural person or persons having voting and investment control over the securities they hold.  Please revise accordingly.

Response:

In response to the Staff’s comment, we have revised the disclosure via footnotes on pages 34-36 of the Amendment.

7.             Please indicate that each selling securityholder may be deemed an underwriter.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 31 and 39 of the Amendment.

*      *      *

The Company has authorized us to acknowledge on its behalf that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1341.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc:     Richard R. Rasmussen, Esq., West Coast Bancorp